State of Delaware
Secretary of State
Division of Corporations
Delivered 09:43 AM 03/03/2009
FILED 09:43 AM 03/03/2009
SRV 090227564 - 2759749 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

MERCO SUD AGRO-FINANCIAL EQUITIES CORPORATION

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of

MERCO SUD AGRO-FINANCIAL EQUITIES CORPORATION

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows: Add 4.1

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

REVERSE SPLIT OF ALL ISSUED AND OUTSTANDING COMMON SHARES OF THE CORPORATION, WITH A RATIO OF 1:15 (ONE NEW SHARE REPLACES FIFTEEN OLD SHARES)

SECOND:

The action was approved by the shareholders by written consent pursuant to Section 228.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said MERCO SUD AGRO-FINANCIAL EQUITIES CORPORATION has caused this certificate to be signed by ALBERT DELMAR, an Authorized Officer, this 3 RD day of MARCH 2009

By: ______________
Authorized Officer

Title: PRES. DEPT & CEO

Name: ALBERT DELMAR
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